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                               September 20, 2010

VIA EDGAR
---------

Sasha Parikh, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

     Re:   Avanyx Therapeutics Inc.
           Registration Statement on Form S-1
           Filed June 24, 2010
           File No. 333-164785

Dear Ms. Parikh:

     This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Avanyx Therapeutics Inc. ("Avanyx" or the "Company") dated July 20, 2010 with respect to the above-referenced filing (the "S-1" or the "Registration Statement").

     We previously provided responses to the Staff's comments in the letter dated July 20, 2010, and discussed with the Staff comments concerning the recording of nonmonetary assets transferred to the Company by a shareholder at fair value instead of at the shareholder's historical cost basis. In accordance with our correspondence and discussion with Staff, we have restated the Company's financial statements for the year ended December 31, 2009, and for the calendar quarters ended September 30, 2009 and March 31, 2010, and made corresponding changes to the Registration Statement consistent with that restatement.

     For your convenience, we have included the Staff's comment in italics before the Company's response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

                                                                    Sasha Parikh
                                                              September 20, 2010
                                                                          Page 2

Prospectus Summary, page 1
--------------------------
Overview, page 1
----------------

     Staff Comment 1. We note your response to our prior comment 7 and reissue the comment in part. Please expand the current discussion in the Prospectus Summary section to provide a summary of your risk factors, including the fact that:

          -    you are a development-stage company with no operating history;
          - your drug candidates in development are based upon novel unproven technologies;
          -    you may be unable to commercialize your products;
          - you are dependent upon your sole officer for management and direction and the loss of this person could adversely affect your operations and results; and
          - the lack of a broker or dealer to create or maintain a market in your stock could adversely impact the price and liquidity of your securities.

     1. We have expanded the discussion in the Prospectus Summary as appropriate in response to the Staff's comment.

Dilution of the Price you Pay for Your Shares, page 37
------------------------------------------------------

     Staff Comment 2. We note that you disclose that dilution to purchasers in this offering will be $.01. That amount does not appear to be correct. The difference between the offering price per share and the pro forma net tangible book value per share after the offering appears to $1.85, $1.41 and $0.93 if 1 million, 5 million or 15 million shares are sold, respectively. Please revise or explain.

     2. We have revised and corrected the disclosure concerning dilution. Please note that the numbers have been changed further to reflect a reduction in the price per share from $2.00 to $1.00, but the numbers are now correct and internally consistent.

Financial Statements
--------------------
Notes to Financial Statements
-----------------------------
3. Stockholders' Equity
-----------------------
Common Stock, page F-17
-----------------------

     Staff Comment 3. Based on your response to comment 35 it appears that your situation is not a deviation from the Interpretive Response to SAB Topic 5:G because the fair value of either the stock issued or assets acquired is not objectively measurable and the CEO's stock ownership following the transaction was so significant that he retained a substantial indirect interest in the assets as a result of stock ownership in the Company. Also, the authoritative accounting literature, ASC 505-50-30, you cite does not appear to apply to the transfer of nonmonetary assets by promoters or shareholders. Therefore, please explain to us further your basis under GAAP for recording these intangible assets at fair value and tell us why recording these assets at the CEO's historical cost basis is not appropriate using the guidance in the SAB.

                                                                    Sasha Parikh
                                                              September 20, 2010
                                                                          Page 3

     3. We have restated the Company's financial statements, which now reflect the recording of the nonmonetary assets transferred to the Company by its founder, Dr. David Platt, at his historical cost basis of zero.

     Staff Comment 4. We acknowledge your response to our comment 36. In your response you indicate that "very little time was spent on these matters" referring to the advisory services listed and that the co-founder does not have a formal agreement or required commitment to provide such services after September 30, 2009. In addition, the fair value of the stock issued does not appear to be reliably measurable because it was issued to a co-founder. As there appears to be limited consulting services involved and no reliable measurement of fair value of the stock issued please explain to us why the stock issued to the co-founder should not be recorded at $10,000, the cash consideration given by the co-founder.

     4. The stock issued to the co-founder has been recorded at $10,000 in response to the Staff's comment.

     The Company appreciates the Staff's comments with respect to the Registration Statement. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

                                             Very truly yours,

                                             Seyfarth Shaw LLP

                                             /s/ David E. Dryer

                                             David E. Dryer, Esq.

ded:tp

cc:  David  H. Platt, Ph.D.
     Mark A. Katzoff, Esq.